January 23, 2026

JOINT INSURED AGREEMENT

This Agreement, dated as of January 23, 2026, is among all parties named as an insured in a joint insured bond entered into pursuant to Section 17(g) of the Investment Company Act of 1940.

The parties hereto agree that in the event recovery is received under the aforesaid bond as a result of a loss sustained by the registered management investment company and one or more named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required.

Baron Investment Funds Trust and all series thereof

By:	/s/ David Baron
David Baron

Baron Select Funds and all series thereof

By:	/s/ Michael Baron
Michael Baron

Baron ETF Trust and all series thereof

By:	/s/ Kristine Treglia
Kristine Treglia